Exhibit 20

                               FORD MOTOR COMPANY

NEWS

Contact:   George Pipas
           313-323-9216
           gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.


IMMEDIATE RELEASE
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FORD MOTOR COMPANY REPORTS MAY U.S. SALES


o Ford's O'Connor encouraged by higher retail demand and recent economic news
o Ford Expedition and Lincoln Navigator pace company's record-setting SUV sales
o Volvo and Land Rover set new May sales records
o Ford sets second quarter North American production plan at 1 million units and third quarter plan at 810,000 units


DEARBORN, Mich., June 3 - U.S. customers purchased or leased 327,666 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in May, down 0.7 percent compared with a year ago. Truck sales were 7.5 percent higher, while car sales were down 13.3 percent. Sales to individual retail customers were up 6.9 percent, while sales to fleet customers declined 18.5 percent.

Year-to-date, the company's sales were 1.44 million, down 1.9 percent compared with the same period a year ago.

"We're encouraged by the level of consumer demand in the month of May as well as incoming economic data," said Jim O'Connor, Ford group vice president, North America Marketing, Sales, and Service. "Although the U.S. economy is still in a period of slow growth, we believe the tax cut package and higher consumer spending will help to accelerate economic growth before the year is over."

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"May sales were stronger than most forecasts," said O'Connor. "About 1.6 million customers purchased a new car or truck in May - the highest for any month since August 2002. After that, you have to go back to October 2001 to find a higher sales month."

The all-new Ford Expedition and Lincoln Navigator, which debuted in June 2002, paced the company to a new May SUV sales record. Expedition sales were 19,182 (up 46 percent compared with a year ago) and Navigator posted record sales of 4,087 (up 169 percent). Two more new SUVs, Lincoln Aviator and Volvo XC90, helped increase the company's total SUV sales to 92,540, eclipsing the previous May record (81,259) set in 2001. Aviator sales were the highest since the all-new mid-size SUV was introduced.

Ford, the best-selling brand of cars and trucks in America, reported May sales of 272,960, essentially equal to a year ago. Ford dealers reported higher sales for the entire range of "No Boundaries" sport utility vehicles, including record May sales for the Ford Escape. Sales for the Ford F-Series, America's best-selling vehicle, were 1.4 percent higher than a year ago. Ford Mustang sales were 16,266, up 14 percent from a year ago.

Lincoln sales rose 17 percent from a year ago on the strength of record SUV sales. Aviator and Navigator combined for May sales of 6,880, four times higher than last year's sales for Navigator alone and the highest SUV sales ever delivered by the Lincoln franchise in a single month. Mercury sales were 31 percent lower than a year ago reflecting lower fleet deliveries and the impact of discontinued models (Cougar and Villager).

Volvo dealers reported record May sales of 13,120, up 64 percent from a year ago. May was the seventh month in a row of higher sales at Volvo - a streak that started with the introduction of the XC90. In May, XC90 sales were 3,792 - the highest sales month so far for Volvo's award-winning sport utility vehicle.

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Land Rover dealers also reported record May sales of 3,190, up 6 percent from a year ago, reflecting higher sales of the all-new Range Rover, the flagship of Land Rover's fleet. May was the third month in a row of record Land Rover sales.

The company revised its second quarter North American production plan upward by 10,000 units. The company now plans to produce 1 million vehicles in the second quarter compared with 1.175 million in the second quarter 2002. In the third quarter, the company plans to produce 810,000 vehicles compared with 951,000 in the third quarter 2002.

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